                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13-G

                    Under the Securities Exchange Act of 1934



                                  ALPNET, INC.
                ------------------------------------------------
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
                ------------------------------------------------
                         (Title of Class of Securities)


                                   021089 10 7
                           ---------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement ____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 021089 10 7
          ------------

1.       NAME OF REPORTING PERSON
                  Koninklijke Machinefabriek Stork BV
                  Industrieplein 3 / PO BOX 38
                  7550 AA Hengelo
                  The Netherlands

         S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON
                  N/A

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)
            ------
         (b)
            ------


3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  The Netherlands

                                    5.      SOLE VOTING POWER
NUMBER OF                                   3,000,000
SHARES
BENEFICIALLY                        6.      SHARED VOTING POWER
OWNED BY                                    0
EACH
REPORTING                           7.      SOLE DISPOSITIVE POWER
PERSON WITH                                 3,000,000

                                    8.      SHARED DISPOSITIVE POWER
                                            0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           3,000,000

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXLUDES CERTAIN SHARES*


11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                           9.46%

12.      TYPE OF REPORTING PERSON*

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Item 1.

    (a)  Name of Issuer
              ALPNET, Inc.

    (b)  Address of Issuer's Principal Executive Offices
              4460 S. Highland Drive
              Suite #100
              Salt Lake City, UT  84124-3543


Item 2.

    (a)  Name of Person Filing
              Koninklijke Machinefabriek Stork BV

    (b) Address of Principal Business Officer or, if none, Residence Industrieplein 3 / PO BOX 38
              7550 AA Hengelo
              The Netherlands

    (c)  Citizenship

    (d)  Title of Class of Securities
              Common Stock, No par value

    (e)  CUSIP Number
              021089 10 7


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

    (a)  Broker or Dealer registered under Section 15 of the Act.
    (b)  Bank as defined in section 3(a)(6) of the Act.
    (c)  Insurance Company as defined in section 3(a)(19) of the Act.
    (d) Investment Company registered under section 8 of the Investment Company Act.
    (e) Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.
    (f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see section 240.13d-1(b)(1)(ii)(F).
    (g) Parent Holding Company, in accordance with section 240.13d-1(b)(ii)(G) (Note: See Item 7).
    (h)  Group, in accordance with section 240.13d-1(b)(1)(ii)(H).

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Item 4.  Ownership

    If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

    (a)  Amount Beneficially Owned
              3,000,000

    (b)  Percent of Class
              9.46%

    (c)  Number of shares as to which such person has:

         (1)  sole power to vote or to direct the vote                 3,000,000
         (2)  shared power to vote or to direct the vote                       0
         (3)  sole power to dispose or to direct the disposition of    3,000,000
         (4)  shared power to dispose or to direct the disposition of          0

         Instruction: for computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).


Item 5.  Ownership of Five Percent or Less of a Class
              N/A


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
              N/A


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
              N/A


Item 8.  Identification and Classification of Members of the Group
              N/A


Item 9.  Notice of Dissolution of Group
              N/A

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Item 10. Certification

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of an do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                            9 February 2001
                                            -----------------------------------
                                            Date



                                            \s\ Gerard Dijkstra
                                            -----------------------------------
                                            Signature



                                            Gerard Dijkstra
                                            -----------------------------------
                                            Name/Title